                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        APPLIED MICROSYSTEMS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    037935103
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, ONTARIO M5J 2S1 CANADA
                            ATTENTION: EWOUT HEERSINK
                                 (416) 362-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                         MAY, 16 1996 - AUGUST 30, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                            Page 1 of ___ pages.
                                                       Exhibit Index on page __.

                                  SCHEDULE 13D

CUSIP NO. 037935103                                           PAGE 2 OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Onex Corporation
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

            WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario, Canada

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH                   912,861 shares of Common Stock, including 71,602
 REPORTING                shares of Common Stock issuable pursuant to a
  PERSON                  presently exercisable warrant
   WITH        -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                          912,861 shares of Common Stock, including 71,602
                          shares of Common Stock issuable pursuant to a
                          presently exercisable warrant
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         912,861 shares of Common Stock, including 71,602 shares of Common
         Stock issuable pursuant to a presently exercisable warrant
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.8% of the Company's shares of Common Stock, assuming exercise of the Warrant.
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 037935103                                           PAGE 3 OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vencap, Inc.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

            WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Alberta, Canada

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH                   912,861 shares of Common Stock, including 71,602
 REPORTING                shares of Common Stock issuable pursuant to a
  PERSON                  presently exercisable warrant
   WITH        -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                          912,861 shares of Common Stock, including 71,602
                          shares of Common Stock issuable pursuant to a
                          presently exercisable warrant
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         912,861 shares of Common Stock, including 71,602 shares of Common
         Stock issuable pursuant to a presently exercisable warrant
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.8% of the Company's shares of Common Stock, assuming exercise of the Warrant.
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 037935103                                           PAGE 4 OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Gerald W. Schwartz
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

            WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario, Canada

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH                   912,861 shares of Common Stock, including 71,602
 REPORTING                shares of Common Stock issuable pursuant to a
  PERSON                  presently exercisable warrant
   WITH        -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                          912,861 shares of Common Stock, including 71,602
                          shares of Common Stock issuable pursuant to a
                          presently exercisable warrant
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         912,861 shares of Common Stock, including 71,602 shares of Common
         Stock issuable pursuant to a presently exercisable warrant
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.8% of the Company's shares of Common Stock, assuming exercise of the Warrant.
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

         The securities to which this Statement on Schedule 13D amendment relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Applied Microsystems Corporation, a Washington corporation (the "Issuer"). The shares of Common Stock reported in this Statement include 71,602 shares of Common Stock issuable pursuant to a certain presently exercisable preferred stock Warrant (See Exhibit 1), dated February 10, 1992, between the Issuer and Vencap Equities Alberta Ltd. (which was acquired by Vencap, Inc. (formerly known as Vencap Acquisition Corp.) on January 3, 1996) (the "Warrant"). The principal executive office of the Issuer is located at 5020 148th Avenue N.E., Redmond, Washington 98052.

Item 2. Identity and Background.


         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Vencap, Inc., an Alberta, Canada corporation ("Vencap"), Onex Corporation, an Ontario, Canada corporation ("Onex") and Gerald W. Schwartz ("Mr. Schwartz"). Vencap, Onex and Schwartz (collectively, the "Reporting Persons") are filing the statement jointly, pursuant to the provisions of Rule 13d-l(f)(l) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 2 for their Joint Filing Agreement.

Vencap

         Vencap is an Alberta, Canada corporation. Vencap is a value-added private equity investor, operating in western Canada, the Pacific Northwest and the Rocky Mountain region of the United States. Vencap purchases significant and influential equity interests in selected high-growth companies, builds these companies to positions of market leadership and


                                                             Page 5 of __ pages.

generates a return on investment either through profitable exit or by generating ongoing sustainable income. The address of the principal business and principal offices of Vencap is Suite 1980, 10180 101st Street N.W., Edmonton, Alberta, Canada T5J 3S4. Information relating to the directors and executive officers of Vencap is set forth on Schedule A hereto, which is incorporated herein by reference.

Onex

         Onex is an Ontario, Canada corporation. It is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, CANADA M5J 2S1. Information relating to the directors and executive officers of Onex is set forth on Schedule B hereto which is incorporated herein by reference. Onex is the sole shareholder of Vencap Acquisition Holdings Inc. ("Vencap Holdings"). Vencap Holdings is an Ontario, Canada corporation which was formed to acquire and hold the outstanding securities of Vencap and was one of the parties that filed the Schedule 13D to which this amendment relates. Subsequently, Vencap Holdings transferred the shares it owned in Vencap to affiliates of Onex. Onex is the indirect beneficial owner of approximately 90% of the shares of Vencap.

Mr. Schwartz

         The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, CANADA MSJ 2S1. Mr. Schwartz is a citizen of Canada.

         (d) and (e). None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or


                                                             Page 6 of __ pages.

similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item

3. Source and Amount of Funds or Other Consideration.

         Vencap (formerly known as Vencap Acquisition Corp.) originally purchased the shares of Vencap Equities Alberta Ltd., which owned the Common Stock and the Warrant, with its own treasury funds. If the Warrant, that is the subject of this Statement is exercised, the Reporting Persons intend to use internal sources of funds to pay the price payable under the Warrant.

Item 4. Purpose of Transaction.

         Vencap originally acquired the Common Stock for investment purposes. The Warrant originally provided that the holder may purchase at any time on or before February 9, 1997 12,500 shares of preferred stock at the "Exercise Price" of $23.60 per share. The Warrant was converted to a Common Stock Warrant upon consummation of the Issuer's initial public offering on November 14, 1995 (the "Offering"). The Common Stock Warrant may be exercised at the holder's option to purchase 71,602 shares of Common Stock at an exercise price of $4.12 per share.

         The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate.


                                                             Page 7 of __ pages.

Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in the open market or in privately negotiated transactions subject to the factors and conditions referred to in Item 6.

         Except as described in the Warrant, and as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


                                                             Page 8 of __ pages.

Item 5. Interest in Securities of the Issuer.

         (a) and (b). On January 3, 1996, Vencap Equities Alberta Ltd. was acquired by Vencap (formerly known as Vencap Acquisition Corp.), which was wholly owned by Vencap Holdings, which in turn was wholly-owned by Onex. As of the date hereof, Vencap owns 912,861 shares of Common Stock, including 71,602 shares of Common Stock issuable pursuant to the Warrant.

         Giving effect to the exercise of the Warrant, Vencap beneficially owns 912,861 shares of Common Stock, representing approximately 13.8% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 2, 1996, as reported in the Issuer's Report on Form 10-Q for the quarter ended June 30, 1996).

         Onex, as the indirect beneficial owner of approximately 90% of the shares of Vencap, may be deemed to own beneficially 912,861 shares of common stock, representing approximately 13.8% of the outstanding shares of Common Stock (assuming the conversion of the Warrant and based on the number of shares of Common Stock outstanding as of August 2, 1996). Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex and the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex's Board of Directors, and therefore may also be deemed to own beneficially such shares of Common Stock.

         (c) During the past sixty (60) days, Vencap has disposed of certain of the shares of Common Stock as follows:


                                                             Page 9 of __ pages.

Date of            Amount of
Transaction    Securities Involved    Price Per Share           How Effected

5/16/96                75,000            $14.875             Open Market Sale
5/17/96                75,000             15.00              Open Market Sale
5/20/96               115,000             15.125             Open Market Sale
8/02/96                20,000             17.00              Open Market Sale
8/06/96                25,000             17.00              Open Market Sale
8/16/96                45,000             17.00              Open Market Sale
8/19/96                14,000             17.375             Open Market Sale
8/20/96                14,000             17.375             Open Market Sale
8/21/96                14,000             17.50              Open Market Sale
8/22/96                 3,000             17.00              Open Market Sale
8/22/96                 3,000             17.125             Open Market Sale
8/23/96                 3,000             17.00              Open Market Sale
8/23/96                 4,000             17.25              Open Market Sale
8/29/96                25,000             17.475             Open Market Sale
8/30/96                25,000             18.80              Open Market Sale

         Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d). To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the shares of Common Stock issuable upon conversion of the Warrant.

         (e). Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Common Stock of the Issuer.

         Hambrecht & Quist LLC and Needham & Company, Inc., as representatives of the several underwriters of the Offering, entered into an Agreement, dated as of August 31, 1995 (the "Lock-up Agreement"), see Exhibit 3, with Vencap Equities Alberta Ltd. with respect to the


                                                            Page 10 of __ pages.

shares of Common Stock (including any securities convertible into or exercisable or exchangeable for such shares) held by such Reporting Persons. Pursuant to the Lock-up Agreement, such Reporting Persons had agreed not to transfer or dispose of such shares on or prior to May 12, 1996.

Item 7. Material to Be Filed as Exhibits.

         1. Warrant, dated as of February 10, 1992, by and between the Company and Vencap Equities Alberta Ltd., incorporated by reference to the
            Schedule 13D relating to the Issuer, filed by Vencap, Vencap Holdings, Onex and Mr. Schwartz on May 2, 1996.

         2. Joint Filing Agreement, dated April 24, 1996, among Vencap, Vencap Holdings, Onex and Mr. Schwartz, incorporated by reference to the
            Schedule 13D relating to the Issuer, filed by Vencap, Vencap Holdings, Onex and Mr. Schwartz on May 2, 1996.

         3. Agreement, dated as of August 31, 1995, among Hambrecht & Quist LLC, Needham & Company, Inc. as Representatives of the Several Underwriters and Vencap Equities Alberta Ltd., incorporated by reference to the Schedule 13D relating to the Issuer, filed by Vencap, Vencap Holdings, Onex and Mr. Schwartz on May 2, 1996.

         4. Power of Attorney, incorporated by reference to the Form 4 relating to Applied Microsystems Corporation, filed by Vencap, Onex and Mr. Schwartz on September 10, 1996.


                                                            Page 11 of __ pages.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 1996

                                VENCAP, INC.



                                By: /s/ Anthony Munk
                                   ------------------------------------
                                    Name:          Anthony Munk
                                    Title:         Authorized Signatory



                                ONEX CORPORATION



                                By: /s/ Anthony Munk
                                   ------------------------------------
                                    Name:          Anthony Munk
                                    Title:         Authorized Signatory


                                 /s/ Anthony Munk
                                   ------------------------------------
                                Authorized Signatory for
                                GERALD W. SCHWARTZ


                                                            Page 12 of __ pages.

                                                                      SCHEDULE A

                       Directors and Executive Officers of
                             Vencap, Inc. ("Vencap")


                                                                   PRESENT PRINCIPAL
                                                                     OCCUPATION OR
NAME                    BUSINESS ADDRESS                              EMPLOYMENT
- ----                    ----------------                           -----------------

Ian T. Morris           Suite 1980, 10180 101st Street, N.W.     Vice-President, Chief
                        Edmonton, Alberta,                       Financial Officer and
                        Canada T5J 3S4                           Secretary
William R. McKenzie     Suite 1980, 10180 101st Street, N.W.     Vice-President
                        Edmonton, Alberta,
                        Canada T5J 3S4
David E. Stitt          Suite 1980, 10180 101st Street, N.W.     Vice-President
                        Edmonton, Alberta,
                        Canada T5J 3S4
Oleh S. Hnatiuk         Suite 1980, 10180 101st Street, N.W.     Vice-President
                        Edmonton, Alberta,
                        Canada T5J 3S4
Frank L. Stack          Suite 1980, 10180 101st Street, N.W.     Vice-President
                        Edmonton, Alberta,
                        Canada T5J 3S4
Mark Hilson             161 Bay Street                           Director, Vice-
                        P.O. Box 700                             President of Onex
                        Toronto, Ontario,                        Corporation
                        Canada M5J 2S1
Anthony Munk            161 Bay Street                           Director, Vice-
                        P.O. Box 700                             President of Onex
                        Toronto, Ontario,                        Corporation
                        Canada M5J 2S1
Donald Carlson          Carlson Development Corp.                Director
                        Suite 1420, 9915 108th Street
                        Edmonton, Alberta,
                        Canada T5K 2G8


                                                            Page 13 of __ pages.

                                                      PRESENT PRINCIPAL
                                                        OCCUPATION OR
NAME                    BUSINESS ADDRESS                  EMPLOYMENT
- ----                    ----------------              -----------------
Vahan Koloian           Polar Capital Corp.        Director, President and
                        13th Floor                 Partner of Polar Capital
                        350 Bay Street             Corporation, a
                        Toronto, Ontario           merchant banking firm
                        Canada M5H 2S6


                                                            Page 14 of __ pages.

                                                                      SCHEDULE B

                       Directors and Executive Officers of
                            Onex Corporation ("Onex")


                                                   PRESENT PRINCIPAL
NAME                    BUSINESS ADDRESS         OCCUPATION OR EMPLOYMENT
- ----                    ----------------         ------------------------
Gerald W. Schwartz      161 Bay Street           Chairman of the Board, President,
                        P.O. Box 700             Chief Executive Officer and
                        Toronto, Ontario         Director
                        Canada M5J 2S1
Ewout R. Heersink       161 Bay Street           Vice President, and Chief
                        P.O. Box 700             Financial Officer
                        Toronto, Ontario
                        Canada M5J 2S1
Mark L. Hilson          161 Bay Street           Vice President
                        P.O. Box 700
                        Toronto, Ontario
                        Canada M5J 2S1
Anthony R. Melman       161 Bay Street           Vice President
                        P.O. Box 700
                        Toronto, Ontario
                        Canada M5J 2S1
Anthony Munk            161 Bay Street           Vice President
                        P.O. Box 700
                        Toronto, Ontario
                        Canada M5J 2S1
John S. Elder, Q.C.     161 Bay Street           Secretary
                        P.O. Box 700
                        Toronto, Ontario
                        Canada M5J 2S1
Dan C. Casey            Creson Corporation       Director, Chairman and Chief
                        5255 Yonge Street        Executive Officer of Creson
                        Suite 804                Corporation, an Ontario real estate
                        North York, Ontario      company
                        Canada M2N 6P4


                                                            Page 15 of __ pages.

                                                          PRESENT PRINCIPAL
NAME                    BUSINESS ADDRESS               OCCUPATION OR EMPLOYMENT
- ----                    ----------------               ------------------------
Donald H. Gales         Ellesmere Britannia            Director, Corporate Director
                        P.O. Box 1698GT, Villa 639
                        Grand Cayman Island
                        British West Indies
Serge Gouin             Le Groupe Videotron Ltee       Director, President and Chief
                        300, ave Viger est             Operating Officer of Le Groupe
                        Montreal, Quebec               Videotron Ltee, a Canadian
                        Canada H2V 2T6                 television company
Brian M. King           2154 Capistrano Crescent       Director, Corporate Director
                        Kelowna, British Columbia
                        Canada VIY 6E8
J. William E. Mingo,    Stewart McKelvey               Director, Partner at Stewart
Q.C.                    Stirling Scales                McKelvey Stirling Scales, a law
                        1959 Upper Water St.           firm in Halifax, Nova Scotia
                        10th Floor
                        Halifax, Nova Scotia
                        Canada B3J 2X2
J. Robert S. Prichard,  University of Toronto          Director, President of the
O.C.                    27 Kings College Circle        University of Toronto
                        Simcoe Hall, Room 206
                        Toronto, Ontario
                        Canada M5S 1A1
R. Geoffrey P. Styles   Royal Bank Plaza               Director, Corporate Director
                        Suite 3115,
                        South Tower
                        Toronto, Ontario
                        Canada M5J 2J5
Arni C. Thorsteinson    Shelter Canadian Properties    Director, President of Shelter
                        Limited                        Canadian Properties Limited
                        2600-7 Evergreen Place
                        Winnipeg, Manitoba
                        Canada R3L 2T3


                                                            Page 16 of __ pages.